(Translation)

                                                                   June 25, 2009
                                                        TOYOTA MOTOR CORPORATION
                                                                     Akio Toyoda
                                                  Telephone Number: 0565-28-2121
                                                               Code Number: 7203
                                                         http://www.toyota.co.jp


Corporate governance at Toyota Motor Corporation ("TMC") is as follows:

I.   TMC 's Basic Policy on Corporate Governance and Capital Structure, Business
     ---------------------------------------------------------------------------
     Attributes and Other Basic Information
     --------------------------------------

1.   Basic Policy

     TMC has positioned the stable long-term growth of corporate value as a top-priority management issue. We believe that in carrying this out, it is essential that we achieve long-term and stable growth by building positive relationships with all stakeholders, including shareholders and customers as well as business partners, local communities and employees, and by supplying products that will satisfy our customers. This position is reflected in the "Guiding Principles at Toyota", which is a statement of TMC's fundamental business policies. Also, TMC adopted and presented the CSR Policy "Contribution towards Sustainable Development", an interpretation of the "Guiding Principles at Toyota" that organizes the relationships with its stakeholders. We are working to enhance corporate governance through a variety of measures designed to further increase our competitiveness as a global company.

2.   Capital Structure

Percentage of Shares Held by Foreign Investors:   Not less than 20% but less than 30%

[Description of Major Shareholders]
----------------------------------------------------------------------------------------------
               Name of Shareholders                    Number of Shares    Ownership Interest
                                                            Held (Shares)                 (%)
----------------------------------------------------------------------------------------------
Japan Trustee Services Bank, Ltd.                             353,082,188               10.24
----------------------------------------------------------------------------------------------
Toyota Industries Corporation                                 201,195,022                5.84
----------------------------------------------------------------------------------------------
The Master Trust Bank of Japan, Ltd.                          192,363,468                5.58
----------------------------------------------------------------------------------------------
Nippon Life Insurance Company                                 130,791,415                3.79
----------------------------------------------------------------------------------------------
State Street Bank and Trust Company                           119,887,135                3.48
----------------------------------------------------------------------------------------------
The Bank of New York Mellon as Depositary Bank                 85,081,733                2.47
for Depositary Receipt Holders
----------------------------------------------------------------------------------------------
Trust & Custody Services Bank, Ltd.                            84,527,043                2.45
----------------------------------------------------------------------------------------------
Tokio Marine and Nichido Fire Insurance Co., Ltd.              83,821,267                2.43
----------------------------------------------------------------------------------------------
Mitsui Sumitomo Insurance Company, Limited                     65,166,900                1.89
----------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                            60,854,110                1.76
----------------------------------------------------------------------------------------------

3.   Business Attributes

Stock exchange and section                      Tokyo: 1st Section, Osaka: 1st Section, Nagoya:
                                                1st Section, Fukuoka: Existing Market,
                                                Sapporo: Existing Market
Fiscal year end                                 March
Line of business                                Transportation equipment
Number of employees (consolidated)              Not less than 1000 persons
Sales (consolidated)                            Not less than JPY 1 trillion
Parent company                                  N/A
Number of consolidated subsidiaries             Not less than 300 companies

4.   Other particular conditions that may materially affect corporate governance

-


II.  Corporate Governance System of Management Business Organization, Etc. for
     -------------------------------------------------------------------------
     Management Decision Making, Execution of Duties and Management Audit
     --------------------------------------------------------------------

1.   Organization structures and organizational operations

Organizational form                             Company with a Board of
                                                Corporate Auditors

[Directors]
Chairman of the Board of Directors:             Chairman (excluding concurrently
                                                serving as President)
Number of Directors:                            29 persons
Election of Outside Directors:                  Not elected

--------------------------------------------------------------------------------
    Reason for adopting the current system
--------------------------------------------------------------------------------

     With respect to our system regarding directors, we believe that it is important to elect individuals that comprehend and engage in TMC's strengths, including commitment to manufacturing, with an emphasis on frontline operations and problem solving based on the actual situation on the site (Genchi Genbutsu). TMC will consider the appointment of outside directors should there be suitable individuals.

[Auditors]
Establishment or  non-establishment  of a Board
of Corporate Auditors:                                  Established
Number of Corporate Auditors:                           7 persons

--------------------------------------------------------------------------------
    Cooperative relationships between Corporate Auditors and Independent Accountants
--------------------------------------------------------------------------------

     Corporate Auditors receive reports from Independent Accountants on audit plans, methods and results of auditing periodically at the Board of Corporate Auditors. They also hold meetings and exchange their opinions as they consider necessary concerning auditing in general.

--------------------------------------------------------------------------------
    Cooperative relationships between Corporate Auditors and Internal Audit Division
--------------------------------------------------------------------------------

     As for internal auditing, a specialized independent department evaluates the effectiveness of internal controls over financial reporting. Corporate Auditors receive reports from the department on audit plans, methods and results of auditing periodically or whenever necessary.

Election or non-election  of Outside  Corporate
Auditors:                                               Elected
Number of Outside Corporate Auditors:                   4 persons

--------------------------------------------------------------------------------
    Relationship with the Company (1)
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                                           Relationship with the Company (*1)
Name                          Attribution                  -----------------------------------
                                                           a   b   c   d   e   f   g   h  i
----------------------------------------------------------------------------------------------
Yoichi Kaya                   Academic                                 X               X
----------------------------------------------------------------------------------------------
Yoichi Morishita              Comes from other company                 X               X
----------------------------------------------------------------------------------------------
Akishige Okada                Comes from other company                 X               X
----------------------------------------------------------------------------------------------
Kunihiro Matsuo               Attorney-at-law                          X               X
----------------------------------------------------------------------------------------------

*1 Select the relevant "Relationship with the Company"
a    Comes from parent company
b    Comes from other affiliate company
c    Major shareholder of the company
d Concurrently holds office as outside director or outside corporate auditor of another company
e Holds office as management director or executive officer, etc. of another company
f Spouse, relatives within third degree of consanguinity or an equivalent person of management level such as management director or executive officer, etc. of the company or specific affiliates of the company
g Receives remuneration, etc. or other profits on assets from the parent company of the company or a subsidiary of such parent company as an officer
h Limitation of Liability Agreement is executed between the said person and the company
i    Other

--------------------------------------------------------------------------------
    Relationship with the Company (2)
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
Name                          Supplementary Information    Reason for election as Outside
                                                           Corporate Auditors
----------------------------------------------------------------------------------------------
                                                           In order to receive advice based
Yoichi Kaya                   -                            on his broad experiences and
                                                           insight in his field of expertise
----------------------------------------------------------------------------------------------
                                                           In order to receive advice based
Yoichi Morishita              -                            on his broad experiences and
                                                           insight in his field of expertise
----------------------------------------------------------------------------------------------
                                                           In order to receive advice based
Akishige Okada                -                            on his broad experiences and
                                                           insight in his field of expertise
----------------------------------------------------------------------------------------------
                                                           In order to receive advice based
Kunihiro Matsuo               -                            on his broad experiences and
                                                           insight in his field of expertise
----------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
    Matters relating to other major activities of Outside Corporate Auditors
--------------------------------------------------------------------------------

     As major activities for the year ended March 31, 2009, Outside Corporate Auditors attended Board of Directors' meetings and Board of Corporate Auditors' meetings as follows:

     Yoichi Kaya; Directors' meetings 18/22, Corporate Auditors' meetings 16/17 Yoichi Morishita; Directors' meetings 16/22, Corporate Auditors' meetings 15/17
     Akishige Okada; Directors' meetings 19/22, Corporate Auditors' meetings
     16/17
     Kunihiro Matsuo; Directors' meetings 13/22, Corporate Auditors' meetings 13/17

     Each Outside Corporate Auditor contributed appropriate opinions based on his experience and insight. The total numbers of meetings held vary in accordance with the dates of assumption of office.

[Incentives]
Implementation of measures on incentive
allotment to Directors:                         Adoption of stock option plans

--------------------------------------------------------------------------------
    Supplementary Information
--------------------------------------------------------------------------------

     We believe that this will heighten their willingness and motivation to improve business performance in the medium- and long-term, enhance international competitiveness and profitability, and contribute to increased corporate value.

Grantees of stock options:                      Inside Directors and others

--------------------------------------------------------------------------------
    Supplementary Information
--------------------------------------------------------------------------------

     Managing officers and senior managers are also included in the Grantees.

[Directors' Remuneration]
Means of Disclosure:                   Annual securities report, business report
Disclosure Status:                     The sum of all Directors' remuneration is
                                       disclosed.

--------------------------------------------------------------------------------
    Supplementary Information
--------------------------------------------------------------------------------

     Annual securities reports and business reports are made available for public inspection on TMC's Internet website also.

[Support System for Outside Directors (Outside Corporate Auditors)]
     Full-time Corporate Auditors and Directors disclose adequate information to Outside Corporate Auditors, such as by giving prior explanations on agenda to be proposed to the Board of Directors. In addition, a Corporate Auditors Department has been established as a specialized independent organization to assist the Corporate Auditors.


2. Matters pertaining to functions relating to the execution of duties, audit and supervision, appointment and decisions regarding remuneration, etc.

     TMC introduced the current management system in 2003. Main differences from the previous system are the establishment of the new position of non-board "Managing Officers" and the decrease in the number of Directors. In the current system, generally "Senior Managing Directors" serve as the highest authorities and "Managing Officers" perform practical business in TMC's various operational functions. A distinctive feature of the system is that "Senior Managing Directors" do not focus exclusively on management, but they also serve as a link between the management and on-site operations, under the view to maintain an emphasis on developments on the site, which is one of TMC's perennial strengths. As a result, business decision directly connected with actual operations can be made through incorporating feedback from frontline operations to overall management strategy and reflecting management decisions swiftly in operations.
     TMC has an "International Advisory Board" consisting of advisors from overseas, and receives advice on a wide range of management issues from a global perspective. In addition, TMC has a wide variety of conferences and committees for deliberations and the monitoring of management and corporate activities that reflect the views of various stakeholders, including the "Labor-Management Council, the Joint Labor-Management Round Table Conference", the "Toyota Environment Committee" and the "Stock Option Committee".

     In order to manage and implement important activities for fulfilling social responsibilities, TMC has established the "CSR Committee" consisting of directors at the executive vice president level and above as well as representatives of corporate auditors, to review important issues relating to corporate ethics, legal compliance, risk management, social contribution and environmental management, and also to develop action plans concerning these issues. TMC has also created a number of facilities for employees to make inquiries concerning compliance matters, including the Compliance Hotline, which enables them to consult with an outside attorney, and takes measures to ensure that TMC is aware of significant information concerning legal compliance as quickly as possible. TMC will continue to promote the "Toyota Code of Conduct" which is a guideline for employees' behavior and conduct for employees of TMC and its consolidated subsidiaries (together "Toyota") all around the world. TMC will work to advance corporate ethics through training and education at all levels and in all departments.
     TMC has adopted an auditor system. Seven Corporate Auditors including Outside Corporate Auditors play a role in TMC's corporate governance efforts by undertaking audits in accordance with the audit policies and plans determined by the Board of Corporate Auditors. To enhance the system for internal audit, the management and a specialized independent organization evaluate the effectiveness of internal controls over financial reporting in accordance with Section 404 of the U.S. Sarbanes-Oxley Act from the year ended March 31, 2007 and the system to secure the appropriateness of documents regarding financial calculation and other information in accordance with Article 24-4-4 (1) of the Financial Instruments and Exchange Law of Japan from the year ended March 31, 2009. In order to enhance the reliability of the financial reporting of TMC, the three auditing functions, audit by Corporate Auditors, internal audit, and accounting audit by Independent External Auditors, aid in conducting an effective and efficient audit through meetings held periodically and as necessary to share information and come to understandings through discussion on audit plans and results.


III. Implementation of measures for shareholders and other stakeholders
     ------------------------------------------------------------------

1. Approach toward the vitalization of general meetings of shareholders and the facilitation of exercise of voting rights

----------------------------------------------------------------------------------------------
                                                 Supplementary Information
----------------------------------------------------------------------------------------------
Scheduling of general             Convenes the general meetings of shareholders avoiding the
meetings of shareholders          date on which general meetings of shareholders of companies
avoiding the date on which        are most and second most concentrated on.
general meetings of
shareholders of companies are
concentrated
----------------------------------------------------------------------------------------------


2.   IR activities

----------------------------------------------------------------------------------------------
                     Explanation by
                     representative                 Supplementary Information
                     members of the
                          board
----------------------------------------------------------------------------------------------
Convene periodic                     In addition to convening briefings a few times a year
briefing for            No           (not regularly scheduled), on the exclusive site for
individual investors                 individual investors, the operating summary and
                                     business activities are clearly disclosed.
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
Convene periodic
briefing for                         Explaining financial results and business strategies of
analysts and          Yes            the relevant business year every quarter.  Also
institutional                        convenes business briefings concerning the medium- and
investors                            long-term direction of the business.
----------------------------------------------------------------------------------------------
Convene periodic                     Explaining financial results and business strategies of
briefing for                         the relevant business year by visiting foreign
foreign investors                    investors and holding conference calls every quarter.
                      Yes            In addition, business briefings concerning the medium-
                                     and long-term direction of the business are convened in
                                     the United States and in Europe.
----------------------------------------------------------------------------------------------
Disclosure of IR                     In addition to legal disclosure documents such as
documents on the                     annual securities reports, annual reports and
website                              references at result briefings, etc. are timely
                                     disclosed as well (such references of major briefings
                      Yes            can be listened to on the website for a certain period
                                     after disclosure).  TMC works to enhance its
                                     information services by distributing videos of TMC's
                                     press conferences, such as announcements of new model
                                     launches.
----------------------------------------------------------------------------------------------
IR related                           TMC maintains IR personnel in the Accounting Division
divisions             -              and Public Affairs Division, and offices resident IR
(personnel)                          personnel in New York and London.
----------------------------------------------------------------------------------------------
Other                 -              Implementing one-on-one meetings with investors, plant
                                     tours, etc.
----------------------------------------------------------------------------------------------


3.   Activities concerning respect for stakeholders

----------------------------------------------------------------------------------------------
                                              Supplementary Information
----------------------------------------------------------------------------------------------
Setting forth           For sustainable development, TMC has engaged in management
provisions in the       emphasizing all of its stakeholders, and worked to maintain and
internal regulations    develop favorable relationships with its stakeholders through open concerning respect for  and fair communication.  This philosophy is outlined and disclosed
the stakeholders'       in the CSR Policy "Contribution towards Sustainable Development".
position
----------------------------------------------------------------------------------------------
Promotion of            TMC has long engaged in business with the idea of corporate social
environmental           responsibility ("CSR") in mind.  This idea is clarified in the CSR
preservation            Policy "Contribution towards Sustainable Development ", and it
activities and CSR      clearly conveys TMC's basic policies concerning CSR to both internal
activities              and external stakeholders.  Regarding the environment, TMC has positioned it as a top management priority and adopted the "Toyota
                        Earth Charter" in 1992.  TMC created "Toyota Environmental Action
                        Plan" that sets forth mid-term targets and action plans on a global basis, and promotes continuous environmental preservation
                        activities.  As for philanthropic activities, TMC newly adopted
                        "Basic Philosophy and Policy on Philanthropic Activities" in 2005 in
                        light of the global expansion of its business and the increasing societal expectations towards Toyota.  TMC vigorously promotes philanthropic activities according to local conditions in each country and region in order to contribute to the development of a prosperous society and to promote its continuous development.  These
                        CSR activities are disclosed in the report titled "Sustainability
                        Report".
----------------------------------------------------------------------------------------------
Establishment of        TMC has engaged in timely and fair disclosure of corporate and
policy concerning       financial information as stated in the CSR Policy "Contribution
disclosure of           towards Sustainable Development".  In order to ensure the accurate,
information to          fair, and timely disclosure of information, TMC has established the
stakeholders            Disclosure Committee chaired by an officer of the Accounting
                        Division.  The Committee holds regular meetings for the purpose of preparation, reporting and assessment of its annual securities report, quarterly report under the Financial Instruments and
                        Exchange Law of Japan and Form 20-F under the U.S. Securities
                        Exchange Act, and also holds extraordinary committee meetings from time to time whenever necessary.
----------------------------------------------------------------------------------------------

IV.  Basic Approach to Internal Control System and its Development
     -------------------------------------------------------------

     1. Basic Approach to Internal Control System and its Development

     TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the "Guiding Principles at Toyota" and the "Toyota Code of Conduct." TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.
     With the above understanding, internal control has been developed under the following basic policies.

(1) System to ensure that the Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation
     1) TMC will ensure that Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as trainings for new Directors.
     2) TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors' meetings and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.
     3) TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance, and risk management at the CSR Committee and other meetings. TMC will also discuss and decide, at the meetings of various cross-sectional decision-making bodies, policies and systems to monitor and respond to risks relating to organizational function.

(2) System to retain and manage information relating to performance of duties by Directors
     Information relating to exercising duties by Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

(3)  Rules and systems related to the management of risk of loss
     1) TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the "Ringi" system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors' meetings and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.
     2) TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system etc., and by properly and promptly disclosing information through the Disclosure Committee.
     3) TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing rules or preparing and delivering manuals and by other means, as necessary, in each relevant division.
     4) As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

(4)  System to ensure that Directors exercise their duties efficiently
     1) TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company's policies for each fiscal term.
     2) The Chief Officer, as a liaising officer between the management and operational functions, will direct and supervise Managing Officers based on the management policies and delegate the executive authority over each division to the Managing Officers so that flexible and timely decision making can be achieved.
     3) TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts, and reflect those opinions in TMC's management and corporate activities.

(5) System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation
     1) TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.
     2) TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks among others, and report the result to the CSR Committee and other committees.
     3) TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its corporate ethics inquiry office and other channels.

(6) System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries
     1) TMC will expand the "Guiding Principles at Toyota" and the "Toyota Code of Conduct" to its subsidiaries as Toyota's common charter of conduct, and develop and maintain a sound environment of internal controls for Toyota. TMC will also promote the "Guiding Principles at Toyota" and the "Toyota Code of Conduct" through personal exchange.
     2) TMC will manage its subsidiaries in a comprehensive manner by clarifying the roles of the division responsible for the subsidiaries' financing and management and the roles of the division responsible for the subsidiaries' business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

(7) System concerning employees who assist the Corporate Auditors when required TMC will establish a Corporate Auditors Department and assign a number of full-time staff to support this function.

(8) Independence of the employees described in the preceding item (7) from Directors
     Any changes in personnel in the Corporate Auditors Department will require prior consent of the Board of Corporate Auditors or a full-time Corporate Auditor selected by the Board of Corporate Auditors.

(9) System for Directors and employees to report to Corporate Auditors, and other relative systems
     1) Directors, from time to time, will properly report to the Corporate Auditors any major business operations through the divisions in charge. If any fact that may cause significant damage to the Company is discovered, they will report the matter to the Corporate Auditors immediately.
     2) Directors, Managing Officers, and employees will report to Corporate Auditors on the business upon requests by the Corporate Auditors, periodically and as needed.

(10) Other systems to ensure that the Corporate Auditors conducted audits effectively TMC will ensure that the Corporate Auditors attend major Board of Directors' meetings, inspect important Company documents, and make opportunities to exchange information between the Corporate Auditors and Accounting Auditor periodically and as needed, as well as appoint external experts.

 See the Diagram described in the attachment at the end.

     2.   Basic Policy and Preparation towards the Elimination of Antisocial
          Forces

          (1)  Basic Policy for Elimination of Antisocial Forces

               Based upon the "Guiding Principles at Toyota" and the "Toyota Code of Conduct", TMC's basic policy is to have no relationship with antisocial forces. TMC will take resolute action as an organization against any undue claims and actions by antisocial forces or groups, and has drawn the attention of such policy to its employees by means such as clearly stipulating it in the "Toyota Code of Conduct".


          (2)  Preparation towards Elimination of Antisocial Forces

               1) Establishment of Divisions Overseeing Measures Against Antisocial Forces and Posts in Charge of Preventing Undue Claims

                    TMC established divisions that oversee measures against antisocial forces ("Divisions Overseeing Measures Against Antisocial Forces") in its major offices as well as assigned persons in charge of preventing undue claims. TMC also established a system whereby undue claims, organized violence and criminal activities conducted by antisocial forces are immediately reported to and consulted with Divisions Overseeing Measures Against Antisocial Forces.

               2)   Liaising with Specialist Organizations

                    TMC has been strengthening its liaison with specialist organizations by joining liaison committees organized by specialists such as the police. It has also been receiving guidance on measures to be taken against antisocial forces from such committees.

               3)   Collecting and Managing Information concerning Antisocial
                    Forces

                    By liaising with experts and the police, Divisions Overseeing Measures Against Antisocial Forces share up-to-date information on antisocial forces and utilize such information to call TMC's employees' attention to antisocial forces.

               4)   Preparation of Manuals

                    TMC compiles cases concerning measures against antisocial forces and distributes them to each department within TMC.

               5)   Training Activities

                    TMC promotes training activities to prevent damages caused by antisocial forces by sharing information on antisocial forces within the company as well as holding lectures at TMC and its group companies.

V.   Others
     ------

1.   Matters regarding defense against a takeover bid
     No measures to defend against a takeover bid are scheduled to be adopted.

2.   Matters regarding other corporate governance systems, etc.

-

Diagram as Supplementary Information


                                     TMC's Corporate Governance
                                     --------------------------
                   Emphasizing Frontline Operations + Multidirectional Monitoring


                                       |--------------------|
                                       |                    |
                        Appointment    |    Shareholders    |
                   |-------------------|                    |
                   |                   |--------------------|
                   |                             |
                   |                             |                    |------------------------------|
                   |                             |                    |     International Advisory   |
                   |                             |                    |             Board            |
                   |                             |                    |------------------------------|
                  \|/                           \|/                   |    Labor-Management Council  |
 |--------------------------|       |-------------------------|       |     Joint Labor-Management   |
 |   Board of Corporate     |       |                         |       |     Round Table Conference   |
 |         Auditors         |       |                         |       |------------------------------|
 |  |-                -|    |______\|     Board of Directors  |       |                              |
 |  |   Majority are   |    |      /|                         |       |         CSR Committee*       |
 |  |outside corporate |    |       |           /|\           |       |                              |
 |  |     auditors     |    |       |            |            |/______|------------------------------|
 |  |_                _|    |       |            |            |\      |       Toyota Environment     |
 |--------------------------|       |-------------------------|       |            Committee         |
 |   External Accounting    |       |Senior Managing Directors|       |------------------------------|
 |        Auditor           |       |-------------------------|       |                              |
 |                          |       |            |            |       |    Stock Option Committee    |
 |  Audit for consolidated  |       |            |            |       |                              |
 |   financial statements   |______\|           \|/           |       |------------------------------|
 |   and internal control   |      /|     Managing Officers   |
 | over financial reporting |       |                         |
 |--------------------------|       |-------------------------|
                                                /|\
                                                 |
                                                 |
                                                / \
                                               /   \
                                              /     \
                           |--------------------|  |----------------------------|
                           |                    |  |                            |
                           |    Disclosure      |  |      Internal Auditing     |
                           |     Committee      |  |         Department         |
                           |                    |  | (internal control systems) |
                           |                    |  |                            |
                           |--------------------|  |----------------------------|

----------
*   Review issues relating to corporate ethics, legal compliance, risk management, social contribution and environmental management.
